Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN  55402

612-332-5580

July 21, 2010	VIA EDGAR

Ms. Deborah L. O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:

	Series ID	Class ID	File Number
Sit U.S. Government Securities Fund, Inc.	S000011654	C000032004	811-04995
Sit Mutual Funds II, Inc.
Sit Tax-Free Income Fund	S000003467	C000009601	811-04033
Sit Minnesota Tax-Free Income Fund	S000003468	C000009602	811-04033
Sit Mutual Funds II, Inc.
Sit High Income Municipal Bond Fund (the “Registrants”)	S000015046	C000040905	811-04033

Dear Ms. O’Neal-Johnson:

This is correspondence in connection with the Post-Effective Amendment to the Registrants’ Registration Statement on Form N-1A filed on May 24, 2010.  This correspondence is filed to respond to your comments provided to me via the telephone on July 1, 2010 and to reflect changes made to the Registration Statement in response to such comments and incorporated in the Post-Effective Amendments pursuant to Rule 485(b) which will be filed prior to the August 1, 2010 effective date.  The Post-Effective Amendments will also incorporate changes to reflect June 30, 2010 investment returns and assets under management and update the disclosure in both the Prospectus and Statement of Additional Information regarding Minnesota’s fiscal situation as it affects the Minnesota Tax-Free Income Fund.

I address each of your comments below in the order discussed.

1.      You asked that I confirm that in the event the Registrants use a summary prospectus pursuant to Rule 498 under the Securities Act of 1933 (the “1933 Act”), the legend required pursuant to Rule 498(b)(1)(v) will be included in the summary prospectus.

In the event the Registrants use a summary prospectus pursuant to Rule 498 the following legend will be included immediately after the Fund’s name:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.sitfunds.com/open/documents.php. You can also get this information at no cost by calling 800-332-5580 or by sending an email request to info@sitinvest.com. If you purchase shares of the Fund through a broker-dealer or other financial intermediary, the prospectus will also be available from your financial intermediary. The Fund’s prospectus and statement of additional information (SAI), both dated August 1, 2010, are incorporated by reference into this summary prospectus and may be obtained at no cost online at the website, phone number, or email address listed above.

Ms. Deborah L. O’Neal-Johnson

July 21, 2010

2.      Prospectus, Front Cover.  You commented that the statement included on the cover page is inconsistent with the instruction to Item 1(a) because it is a description of the Funds’ operations which is more than one sentence in length.

The instruction to Item 1(a) states:  “A Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).”

To address your comment, the statement has been revised as follows:

This Prospectus describes three bond funds that are a part of the Sit Mutual Fund family~~. Sit Mutual Funds are a family~~ of no-load mutual funds offering a selection of Funds, ~~to investors. Each Fund has~~ each with a distinctive investment objective and risk/reward profile.

3.      Prospectus, Summary Information, Fees and Expenses of the Fund (U.S. Government Securities Fund and Tax-Free Income Fund only).  You requested that I confirm that the fee waiver disclosure for the U.S. Government Securities Fund and Tax-Free Income Fund complies with Form N1-A, Item 3, Instruction 3(e).

In response to your comment, for the U.S. Government Securities Fund, footnote number 1 to the Fees and Expense of the Fund table has been revised to delete the word “voluntary.” For the Tax-Free Income Fund, the Fees and Expenses of the Fund table has been revised to include a “Fee Waiver” line item and the amount “0.00%” with the corresponding footnote revised to delete the word “voluntary.”

I believe that the fee waiver disclosure is consistent with the requirements of Form N1-A, Item 3, Instruction 3(e).

4.      Prospectus, Summary Information, Fees and Expenses of the Fund table (High Income Municipal Bond Fund only) (Form N-1AItem 3).  You requested that I insert the words “as a percentage of amount redeemed” to the parenthetical in the Redemption Fee line.  In response to your comment, the line item in the Fees and Expense of the Fund table has been revised as follows:

Redemption Fee (as a percentage of amount redeemed only on shares held for less than 30 days)

5.      Prospectus, Summary Information, Principal Investment Risks.  You commented that the Principal Investment Risks section of each Fund seems too lengthy, and stated that the section should include only the Fund’s principal risks.

Upon review of each Fund’s Principal Investment Risks, we believe that the risks included are appropriate as principal risks in light of each Fund’s investment objectives and strategies and recent market events.  We have addressed your comment by deleting the Health Care Facility Revenue Obligations Risk, Housing Authority Bonds Risk, and Education Bond Risk for each Fund as applicable, and adding the following risk entitled “Sector Concentration Risk” in each of the Fund’s (except U.S. Government Securities Fund) Principal Investment Risk section.

Sector Concentration Risk:  Because the Fund may invest a significant portion of its assets in health care facility bonds, housing authority bonds, and education bonds, the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.

Ms. Deborah L. O’Neal-Johnson

July 21, 2010

Other non material changes were made to various risks to shorten and simplify the language where possible.

6.      Prospectus, Summary Information, Historical Performance (Form N-1A Item 4(2), Risk/Return Bar Chart and Table).  You commented that the explanatory text for the Annual Total Returns bar chart and the Average Annual Total Returns table should be combined into one section preceding the bar chart.  In response to your comment, the explanatory text following each Fund’s “Historical Performance” heading has been revised as follows:

The following tables provide information on the Fund’s volatility and performance. The Fund’s past performance before and after taxes is not necessarily an indication of how the Fund will perform in the future.  The bar chart below is intended to provide you with an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year.  The table below compares the Fund’s performance over different time periods to that of the Fund’s benchmark index, which is a broad measure of market performance.

The table includes returns both before and after taxes. After-tax returns are calculated using historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The performance information reflects Fund expenses, and assumes that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.  The benchmark is an unmanaged index, has no expenses, and it is not possible to invest directly in an index.

7.      Prospectus, Summary Information, Investment Adviser and Portfolio Managers (High Income Municipal Bond Fund only) (Form N-1AItem 5).  You requested that the date of the Fund’s inception be added to the list of the portfolio managers.  The following text was added after the list of portfolio managers:

The Fund’s inception date is December 31, 2006.

8.      Prospectus, Summary Information, Purchase and Sale of Fund Shares.  You commented that the cross reference to the Prospectus and SAI sections regarding buying and selling shares may be inconsistent with the general instructions to Form N1-A, C.2(a), which provides that “in responding to the Items in Part A. avoid cross-references to the SAI or shareholder reports.  Cross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.”

We believe that a cross-reference in the summary section of the prospectus to the appropriate section in the prospectus is useful to assist the investor in understanding where to get the important information necessary to purchase or redeem shares of the Fund.  We believe that such a cross-reference is consistent with the general instructions to Form N1-A, C.2(a).

To address your comment, we have removed the cross-reference to the SAI.  The sentence was revised as follows:

Ms. Deborah L. O’Neal-Johnson

July 21, 2010

For additional information, please see “Buying and Selling Shares” in ~~this~~ the Prospectus ~~and the Statement of Additional Information~~.

9.      Prospectus, Summary Information, Tax Information (Form N-1A Item 7).  You commented that the Tax Information sections of the Tax-Free Income Fund and Minnesota Tax-Free Income Fund seemed too lengthy.  After review of the language, we believe that the disclosure as written is appropriate.  The tax implications of investing in municipal securities are a primary and fundamental characteristic of each Fund, and we believe should be addressed sufficiently in the Prospectus Summary.  We did not make any changes to this section.

10.    Prospectus, Summary Information, Payments to Broker-Dealers and other Financial Intermediaries (Form N-1A Item 8).  You commented that this section should not include the first sentence regarding the ability of shareholders to purchase Fund shares directly from the Funds and thereby avoid intermediary charges.  In response to your comment, the following sentence was deleted from the section:

There is no charge to invest, exchange, or sell shares when you make transactions directly through Sit Mutual Funds.

11.    Prospectus, Additional Information About the Fund, Duration.  For each Fund, you asked that the duration example used be within the Fund’s actual duration range.

In response to your comment, the fourth sentence of the Duration section was changed as follows:

For example, if interest rates rise by 1%, the market value of a security with an effective duration of ~~2~~ 3 years would decrease by ~~2%~~ 3%~~,~~ with all other factors being constant.

12.    Prospectus, Account Information, When Orders are Effective. You requested that we include the holidays on which the New York Stock Exchange is closed.  In response to your comment, the first sentence of the When Orders are Effective section was changed by adding a sentence as follows:

Purchase, exchange, and sale orders are received and may be accepted by Sit Mutual Funds only on days the New York Stock Exchange (“NYSE”) is open.  The customary national business holidays observed by the NYSE are:  New Year's Day, Martin Luther King Jr. Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day.

13.    Prospectus, Account Information, Excessive Trading in Fund Shares.  You requested that I review the Funds’ discussion regarding its policies for deterring frequent purchases and redemptions and confirm that the description of such is consistent with the requirements of Form N1-A, Item 11(e)(4)(iii).  Form N1-A, Item 11(e)(4)(iii) requires the Fund describe with specificity any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares by Fund shareholders, including any restrictions imposed by the Fund to prevent or minimize frequent purchases and redemptions.

I have reviewed the disclosure regarding excessive trading in fund shares as required in Form N1-A, Item 11(e)(4)(iii), and in response to your comment the following changes have been made to the second paragraph of the section entitled “Excessive Trading in Fund Shares”:

Ms. Deborah L. O’Neal-Johnson

July 21, 2010

The Funds may, in the Funds’ discretion, reject any purchase or exchange order from a shareholder if the Funds determine that the shareholder’s short-term trading activity is excessive. The Funds’ Boards of Directors have approved policies and procedures designed to discourage excessive trading in Fund shares. ~~For example,~~ tThe Funds monitor purchase orders and investigate orders that exceed certain thresholds and attempt to confirm that the investment is not being made for a short-term, otherwise any such trade will be rejected. The Funds have the right to modify the market timing policy at any time without advance notice. The Funds seek to apply market timing policies and procedures uniformly to all shareholders. The Funds make reasonable efforts to apply these policies and procedures to shareholders who own shares through omnibus accounts, however, it should be noted that the ability of the Funds to monitor and limit excessive short-term trading of shareholders investing in a Fund through the omnibus account of a financial intermediary may be significantly limited or absent where the intermediary maintains the underlying shareholder accounts. Despite our efforts to discourage market timing, there is no guarantee that the Funds or their agents will be able to identify market timers or curtail their trading practices.

14.    Statement of Additional Information, Fundamental Investment Restrictions (Tax-Free Income Fund restriction number 13 and Minnesota Tax-Free Income Fund restriction number 7 only).  As a fundamental investment restriction, Tax-Free Income Fund and Minnesota Tax-Free Income Fund may not invest more than 25% of their assets in securities of issuers in any single industry, except each Fund may invest without limitation in housing-related securities.  You asked me to explain why the exclusion for housing-related securities is appropriate.

Tax-Free Income Fund and Minnesota Tax-Free Income Fund invest in multifamily and single family mortgage revenue securities.  The Funds’ investments in multifamily and single family mortgage revenue securities combined may exceed 25%.  The principal investment strategies of each Fund as set forth in each Fund’s prospectus, includes the following sentence: “The Fund generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds…”  There is not a single definition of industry in the municipal security market.  For example, is it not clear whether single family mortgage revenue bonds and multi-family mortgage revenue bonds should be considered a single industry or separate industries.  The exclusion to allow the Funds to invest more than 25% of their assets in housing-related securities is included so that the Funds’ investments in multifamily single family mortgage revenue bonds are clearly provided for and disclosed, and to avoid any confusion with respect to the definition of industry.

15.  Statement of Additional Information, Additional Investment Policies & Risks, Bank Obligations (U.S. Government Securities Fund, Tax-Free Income Fund, Minnesota Tax-Free Income Fund only).  You commented on the Funds’ investment in bank obligations as a primary strategy.  None of the Funds invest in bank obligations as a primary strategy.  The first sentence was revised accordingly:

Each Fund may invest in bank obligations ~~either as a principal strategy or~~ for temporary defensive purposes.

16.    Statement of Additional Information, Management, Board of Directors (High Income Municipal Bond Fund only).  You asked that I confirm that the information included in column 5 of the table required by Form N-1A Item 17(a)(1) complies with the requirement of Form N-1A Item 17(b)(3)(ii) to indicate any directorships held during the past five years by each director in any company as specified in the Item 17.

Ms. Deborah L. O’Neal-Johnson

July 21, 2010

The information included in column 5 of the table required by Form N-1AItem 17(a)(1) complies with the requirement of Form N-1A Item 17(b)(3)(ii) to indicate any directorships held during the past five years by each director in any company as specified in the Item 17.  To clarify this matter, the heading in column 5 of the table was revised as follows:

Other Directorships Held by Director During the Past Five Years

17.    Statement of Additional Information, Management, Board of Directors.  You asked that I confirm that the disclosure properly addresses the Board’s role in risk oversight are required pursuant to Form N-1A, Item 17(b)(1).  I have reviewed the disclosure and the Board’s oversight of risk is fully and accurately disclosed in the sixth paragraph.

18.    Statement of Additional Information, Disclosure of Portfolio Holdings.  You noted that the telephone number zip code of the SEC was incorrect in the second paragraph of these sections.  These items have been revised.

19.    Part C, Other Information.  You noted that the item number of the Exhibits should be Item 28.  The item number and subsequent item numbers have been revised.

I believe this letter is responsive to all of your comments.  Please call me with any questions.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President